Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Tube City, LLC	Delaware
International Mill Service, Inc.	Pennsylvania
Tube City IMS Holding B.V.	The Netherlands
International Mill Service Limited	Canada
Auximetal SAS	France
Tube City Kosice s.r.o.	Slovak Republic
Tube City Balkan d.o.o	Serbia